

October 9, 2020

VIA ELECTRONIC DELIVERY

Ms. Jeannette Marshall
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Marshall:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:[1]

- Exhibit C (updated the Directors and Alternate Directors of MEMX Holdings LLC and the Committees of MEMX Holdings LLC).
- Exhibit M (updated to delete Exhibit M-1 and provide that such information is kept up to date and is available to the Commission and the public upon request in accordance with SEC Rule 6a-2(d)(2)).
- Exhibit N (updated to provide that such information is kept up to date and is available to the Commission and the public upon request in accordance with SEC Rule 6a-2(d)(2)).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C, M and N currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

---

[1]   This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 10/09/20	OFFICIAL USE ONLY

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MEMX LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   111 Town Square Place, Suite 520, Jersey City, NJ, 07310

   20014446

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

   201-331-7900   201-331-7904

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Jonathan Kellner   Chief Executive Officer   201-331-7902

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Anders Franzon, General Counsel

   111 Town Square Place, Suite 520

   Jersey City, NJ 07310

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☐ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 10/03/18   (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3.   The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/09/20   MEMX LLC
      (MM/DD/YY)   (Name of applicant)

By: /s/ Anders Franzon   Anders Franzon, General Counsel
    (Signature)   (Printed Name and Title)

Subscribed and sworn before me this _____ day of _____, _____ by _____
                                                    (Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ S tate of _____

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without a notarization.

MEMX LLC
Date of Filing/Accurate as of: October 9, 2020

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

MEMX Holdings LLC
1. *Name:* MEMX Holdings LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MEMX LLC
Date of Filing/Accurate as of: October 9, 2020

4. *Brief description of nature and extent of affiliation*: MEMX LLC is a subsidiary of MEMX Holdings LLC. MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and indirectly holds the other 0.5% of the equity of MEMX LLC through its 100% ownership of MEMX SubCo LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 99.5% of the equity of MEMX LLC, 99.5% of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of MEMX LLC and 0.5% of MEMX Execution Services LLC) and 100% of MEMX Technologies LLC. MEMX Holdings LLC will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* Attached as Exhibit C-1 is the Certificate of Formation of MEMX Holdings LLC dated September 6, 2018, and the Amended and Restated Certification of Formation of MEMX Holdings LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-2 is the Fourth Amended and Restated Limited Liability Company Agreement of MEMX Holdings LLC dated February 19, 2020, conformed to include August 2020 amendments.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Directors and Observers of MEMX Holdings LLC.

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

Nominating Class A Member	Director Name	Alternate Director Name
Banc of America Strategic Investments Corporation	Pankil Patel	Mitsu Narang
BLK SMI, LLC	Hubert De Jesus	Samara Cohen
Citadel Securities Principal Investments LLC	Jamil Nazarali (Chairman)	Donnie Phillips
Devonshire Investors (Delaware) LLC	Thomas Tesauro	Derrick Chan

MEMX LLC
Date of Filing/Accurate as of: October 9, 2020

E*TRADE Financial Corporation	Michael Curcio	Christopher Larkin
Goldman Sachs PSI Global Holdings, LLC	Raj Mahajan	[TBD]
Jane Street Group, LLC	Brian Nigito	Mina Nguyen
JPMC Strategic Investments I Corporation	Christopher Berthe	Nikolaos Vasilatos
Strategic Investments I, Inc.	Zheng Wang	Paul O'Donnell
Virtu Investments, LLC	Douglas Cifu	Andrew Smith

Observers

Appointing Class A Member	Observer Name	Alternate Observer Name
UBS Americas Inc.	Vlad Khandros	Hyder Jaffrey
Wells Fargo Central Pacific Holdings, LLC	C. Thomas Richardson	Niall O'Brien

Officers of MEMX Holdings LLC

The following persons are the officers of MEMX Holdings LLC:

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Financial Officer	Louise Curbishley	11/25/2019	
Chief Operating Officer	Thomas Fay	6/3/2019	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
Chief People Officer	Lindsay Gilliam	7/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	

Committees of MEMX Holdings LLC

(1) Finance and Audit Committee of MEMX Holdings LLC

MEMX LLC
Date of Filing/Accurate as of: October 9, 2020

The following persons are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Michael Curcio
Vlad Khandros (Observer)

(2) Technology and Operations Committee of MEMX Holdings LLC

The following persons are members of the Technology and Operations Committee of MEMX Holdings LLC:

Andrew Smith, Chair
Brian Nigito
Donnie Phillips
Vlad Khandros (Observer)

(3) Compensation Committee of MEMX Holdings LLC

The following persons are members of the Compensation Committee of MEMX Holdings LLC:

Doug Cifu, Chair
Jamil Nazarali
Zheng Wang

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following persons are members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC:

Jamil Nazarali, Chair
Michael Curcio
Mina Nguyen
Paul O'Donnell

(5) Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Market Structure Committee of MEMX Holdings LLC:

Hubert De Jesus, Chair
Christopher Berthe
Derrick Chan

MEMX LLC
Date of Filing/Accurate as of: October 9, 2020

Michael Curcio
Vlad Khandros (Observer)
Raj Mahajan
Jamil Nazarali
Brian Nigito
Niall O'Brien (Observer)
Paul O'Donnell
Pankil Patel
Andrew Smith

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX SubCo LLC
1. *Name*: MEMX SubCo LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC directly owns 0.5% of the equity of MEMX LLC. In addition, MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.5% of the equity of MEMX LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-3 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-4 is the Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

MEMX LLC
Date of Filing/Accurate as of: October 9, 2020

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Technologies LLC
1. *Name*: MEMX Technologies LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC is the entity that holds intellectual property (such intellectual property originally may be developed or licensed by MEMX Technologies or developed by MEMX LLC or MEMX Holdings LLC and assigned to MEMX Technologies LLC). Such intellectual property relates to and will be used in the business and operations of MEMX Holdings LLC and MEMX LLC. MEMX Technologies LLC will license such intellectual property to MEMX LLC and MEMX Holdings LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-5 is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018 and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-6 is the Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: None. MEMX Technology LLC's sole member and managing member is MEMX Holdings LLC. Jonathan Kellner is the CEO of MEMX Technologies (as of February 25, 2020).

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX LLC
Date of Filing/Accurate as of: October 9, 2020

<u>MEMX Execution Services LLC</u>

1. *Name*: MEMX Execution Services LLC
    Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 9, 2019

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC owns 99.5% of MEMX Execution Services LLC, and 99.5% of MEMX LLC. In addition, MEMX Holdings owns 100% of MEMX SubCo LLC, which owns 0.5% MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC will act as the routing broker for the exchange, MEMX LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as <u>Exhibit C-7</u> is the Certificate of Formation of MEMX Execution Services LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as <u>Exhibit C-8</u> is the First Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC dated May 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* The following persons are the directors of MEMX Execution Services LLC:

Name	Commencement Date	Termination Date
Jonathan Kellner	5/19/2020	
Lauren Strathman	5/19/2020	
Quito Zuba	5/19/2020	

The following persons are the officers of MEMX Execution Services LLC:

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	5/7/2019	
Chief Compliance Officer	Lauren Strathman	10/1/2019	

MEMX LLC
Date of Filing/Accurate as of: October 9, 2020

General Counsel and Secretary	Anders Franzon	7/1/2019	
Controller and FINOP	Megan Sauerwine	2/18/2020	
Chief Financial Officer	Louise Curbishley	7/29/2020	
Head of Market Operations	Quito Zuba	7/29/2020	

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX LLC
Date of Filing/Accurate as of: October 9, 2020

EXHIBIT M

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary , trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

This information is kept up to date and is available to the Commission and the public upon request.

MEMX LLC
Date of Filing/Accurate as of: October 9, 2020

EXHIBIT N

Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

This information is kept up to date and is available to the Commission and the public upon request.